                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K



                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934


                As of December 31, 2001 and December 31, 2000 and
                      for the year ended December 31, 2001

                        Commission file number 1-7635



          A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                       TWIN DISC, INCORPORATED - THE
                      ACCELERATOR 401(K) SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           TWIN DISC, INCORPORATED
              1328 Racine Street, Racine, Wisconsin  53403

      TWIN DISC, INCORPORATED - THE ACCELERATOR 401(K) SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBITS

                                                                       Page(s)
                                                                       - - - -
Report of Independent Accountants                                        1

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                          2

     Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 2001                                3

     Notes to Financial Statements                                      4-7

SUPPLEMENTAL SCHEDULES:

     Form 5500, Schedule of Assets (Held at End of Year)
     as of December 31, 2001                                             8

     Form 5500, Schedule of Nonexempt Transactions for
     the year ended December 31, 2001                                    9


Exhibits to Annual Report on Form 11-K                                  10

Signatures                                                              11

Consent of Independent Accountants                                      12


NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

                     Report of Independent Accountants


To the Participants and Administrator
of the Twin Disc, Incorporated - The
Accelerator 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

August 13, 2002

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000


Assets                                                  2001         2000
- - - -                                                - - -         - - -
Cash                                                $ 32,334,253   $  -

Participant directed plan investments at fair value   11,408,043    47,314,603

Receivables:
   Employer's contribution                                61,877           606
   Participants' contributions                           137,786         1,331
   Accrued income                                         15,894           579
                                                     - - - - - -   - - - - - -
   Total receivables                                     215,557         2,516
                                                     - - - - - -   - - - - - -

Net assets available for benefits                    $ 43,957,853  $47,317,119
                                                     - - - - - -   - - - - - -
                                                     - - - - - -   - - - - - -






















The accompanying notes are an integral part of these financial statements

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2001 and 2000

Additions
Additions to net assets attributed to:
  Investment (loss) income:
     Net depreciation in fair value of investments         $ (3,937,314)
     Interest                                                   123,192
     Dividends                                                  433,892
                                                            - - - - - -

     Net investment loss                                     (3,380,230)

  Contributions:
     Employer's                                               1,106,567
     Participants'                                            2,499,056
                                                            - - - - - -

     Total contributions                                      3,605,623
                                                            - - - - - -

       Total additions                                          225,393

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                               3,580,230
  Administrative expenses                                         4,429
                                                            - - - - - -

       Total deductions                                       3,584,659
                                                            - - - - - -

       Net decrease                                          (3,359,266)

Net assets available for benefits:
       Beginning of year                                     47,317,119
                                                            - - - - - -

       End of year                                          $43,957,853
                                                            - - - - - -
                                                            - - - - - -







The accompanying notes are an integral part of these financial statements

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.   Description of Plan
     - - - - - - -   - -
     The following brief description of the Twin Disc, Incorporated   The
     Accelerator 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     General
     - - - -
     The Plan, established April 1, 1986, is a defined contribution plan covering substantially all Twin Disc, Incorporated (the "Company") domestic employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Eligibility
     - - - - - -
     An employee of the Company is eligible for plan participation after completing two months of employment.

     Contributions
     - - - - - - -
     Participants may elect to contribute on a before-tax basis up to 16% of annual gross income with contributions limited to $10,500 in 2001 under provisions of the Internal Revenue Code.

     For participants who are employed by Twin Disc, Inc., the Company contributes an amount equal to 75% of each participant's 401(k) contributions, up to 6% of compensation. For participants who are employed by the Twin Disc South East subsidiary of the Company, the Company contributes a matching contribution equal to 25% of each participant's 401(k) contributions, up to 6% of compensation, and a profit sharing contribution equal to 2.5% of each participant's compensation. For participants who are employed by the TD Electronics subsidiary of the Company, the Company contributes an amount equal to 50% of each participant's 401(k) contributions, up to 3% of compensation plus 25% of each participant's 401(k) contributions on the next 3% of compensation.

The Plan enables participants to allocate their contributions and account balances among various investment options offered by the Plan. Assets of the Plan are segregated and invested based upon the total allocation of the participants' accounts. Participants may direct such allocations in any whole percentage increment and allocations can be changed at any time.

     Participant Accounts
     - - - - - - - - - -
     Participant recordkeeping was performed by Firstar Bank, N.A. ("Firstar") through December 31, 2001 (see Note 8), who maintained individual accounts for each participant for their respective investment in each of nine available investment funds. For all investment programs which are mutual funds, Firstar maintained participant balances on a share method. Participant investments in the Twin Disc, Inc. Stock Fund were accounted for on a unit value method. Units and unit values for the fund as of December 31, 2001 and 2000 were as follows:

                                     Units                    Unit Value
                                  December 31,               December 31,
                                2001        2000           2001        2000
                                - - - - - - - - -          - - - - - - - - -

Twin Disc, Inc. Stock  Fund   108,813     109,344          $8.35       $8.21


     Vesting
     - - - -
     Participants are immediately 100% vested in their individual account balances.

     Withdrawals
     - - - - - -
     After-tax contributions may be withdrawn at any time upon receipt of written notice by the Company. Before-tax contributions may only be withdrawn, prior to employment termination, in the event of severe financial hardship. A final distribution is paid to the participant upon termination of employment with the Company. Final distributions in excess of $5,000 may be deferred as elected by the participant until age 70 1/2.

     Participant Loans
     - - - - - - - - -
     Participants may be granted a loan against their individual account balance limited to the lesser of $50,000 or 50% of the account balance. Loans are granted in a uniform and nondiscriminatory manner based on the loan policy as set forth by the Benefits Committee. The loan proceeds are made pro-rata from the investment elections of the participant. Each participant's individual account and the interest and principal paid on the loan shall be credited only to such participant's account balance. Any such loan shall be repaid over a period not exceeding five years unless the loan is used to purchase a principal residence, in which case the loan shall be repaid over a period not exceeding fifteen years.


2.   Summary of Accounting Policies
     - - - - - - - - - - - - - - - -

     Basis of Accounting
     - - - - - - - - - -
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments
     - - - - - -
     Investment of the Plan are stated at fair value. The values of investments in mutual funds and common stocks are determined by the last reported market price on the last business day of the year. Investments in common trust funds are valued at redemption prices established by the Trustee. Participant loans are valued at cost which approximates fair value. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

     Administrative Expenses
     - - - - - - - - - - - -
     Certain administrative expenses of the Plan are paid by the Company at its discretion. The remaining administrative expenses are paid by the Plan.

     Benefit Payments
     - - - - - - - - -
     Benefits are recorded when paid.

     Use of Estimates
     - - - - - - - -
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual amounts could differ from those estimates.

     Risks and Uncertainties
     - - - - - - - - - - - -
     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   Investments
     - - - - - -
     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                          December 31,
                                                      2001            2000
                                                      - - - - - - - - - - -
     Mutual Funds:
       Firstar Growth and Income Fund              $   -        $ 15,458,704
       Firstar Midcap Core Equity Fund                 -           7,390,421
       Firstar Intermediate Bond Market Fund           -           3,731,540
       MFS Emerging Growth Fund                        -           4,834,634
       Vanguard Windsor Fund, Inc.,
         Windsor II Equity Fund                        -           2,756,400

     Firstar Investment Trust for Employee Benefit Plans-
       Stable Asset Common Trust Fund                  -           8,828,652

     First American Prime Obligation Fund           9,473,965           -

     During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value by $3,937,314, as follows:

                  Mutual funds                 $ (4,375,769)
                  Common stock                       (9,766)
                  Common trust fund                 448,221
                                                - - - - - -
                                               $ (3,937,314)
                                                - - - - - -
                                                - - - - - -


4.   Tax Status
     - - - - - -
     The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is currently being operated in compliance with the appropriate requirements of the IRC.

5.   Termination of Plan
     - - - - - - - - - -
     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time.

6.   Party-in-Interest Transactions
     - - - - - - - - - - - - - - - -
     Transactions involving employer securities, funds administered by Firstar, the trustee of the Plan, and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

7.   Amounts Allocated to Withdrawn Participants
     - - - - - - - - - - - - - - - - - - - - - -
     Plan assets of $8,031,340 and $8,982,659 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2001 and 2000, respectively, but who have not yet received distributions as of that date.


8.   Subsequent Event
     - - - - - - - -
     Effective January 1, 2002, the Company authorized the transfer of trusteeship of the Plan from Firstar to UMB Bank, n.a., and recordkeeping services for the Plan from Firstar to Strong Retirement Plan Services.
     As part of the transition, the majority of investments held by Firstar were sold at the end of the plan year, resulting in a cash balance for the Plan of $32,334,253 at December 31, 2001. The cash balance was used to purchase investments offered under the new trust arrangement in January, 2002.

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Form 5500, Schedule of Assets (Held at End of Year)
December 31, 2001

                                                                     Current
          Description of Asset             Shares       Cost            Value
          - - - - - - - - - - -            - - - -      - - -          - - - -
*  Twin Disc, Inc. - Common Stock           58,441     979,326      $  817,590

*  First American Prime Obligation Fund  9,473,965   9,473,965       9,473,965

*  Participant Loans, interest rates ranging
   between 6.5% and 10.5%, maturities ranging
   from 2002 to 2016                                                 1,116,488
                                                                     - - - - -

                                                                   $11,408,043
                                                                   - - - - - -
                                                                   - - - - - -

*  The party involved is known to be a party-in-interest to the Plan.


















See Report of Independent Accountants

Twin Disc, Incorporated
The Accelerator 401(k) Savings Plan
Form 5500, Schedule of Nonexempt Transactions
For the Year Ended December 31, 2001

                   Relationship  Description of                Purchase  Current Value  Net Gain
Identity of Party  to the Plan   Transaction         Date        Price      of Asset    or (Loss)
- - - - - - - - -  - - - - - -   - - - - - - - -     - - -     - - - - - - - - - - - -  - - - - -
Twin Disc, Inc.    Plan Sponsor  Late remittance Dec. 22, 2000  $1,578    $1,627          $49
                                 of participant
                                 contributions



See Report of Independent Accountants

EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number       Description
- - - -      - - - - -   - - - - - - - - - - - - - - - - - - - - - - - - - - -

  4 Twin Disc, Incorporated - The Accelerator 401(k) Savings Plan (Incorporated by reference to Exhibit 99 to the company's filing of Form S-8 dated September 6, 2002.)

  23       Consent of Independent Accountants, filed herewith.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                   TWIN DISC, INCORPORATED -
                                   THE ACCELERATOR 401(K) SAVINGS PLAN



September 6, 2002                  /s/ JAMES O. PARRISH
- - - - - - - - -                  - - - - - - - - - - - - - - - - - - - - - -
                                   James O. Parrish
                                   Vice President-Finance/Treasurer
                                   Benefits Committee Member



                                   /s/ FRED H. TIMM
                                   - - - - - - - - - - - - - - - - - - - - - -
                                   Fred H. Timm
                                   Vice President-Administration/Secretary
                                   Benefits Committee Member


                                   /s/ DENISE L. WILCOX
                                   - - - - - - - - - - - - - - - - - - - - - -
                                   Denise L. Wilcox
                                   Director, Corporate Human Resources
                                   Benefits Committee Member